Exhibit 20.1

PARTNERS FIRST CREDIT CARD MASTER TRUST

EXCESS SPREAD ANALYSIS—SEPTEMBER 2002

Series	1998-3
Deal Size	$750 MM
Expected Maturity	07/15/03

Yield	15.50%
Less: Coupon	1.92%
Servicing Fee	1.56%
Net Credit Losses	7.42%
Excess Spread:
September-02	4.60%
August-02	6.11%
July-02	5.71%
Three month Average Excess Spread	5.47%

Delinquencies:
30 to 59 Days	1.91%
60 to 89 Days	1.20%
90 + Days	2.27%
Total	5.38%

Payment Rate:	9.06%